Exhibit 22.4

Magna International Inc. 337 Magna Drive Aurora, Ontario Canada L4G 7K1 Tel: (905) 726-2462 Fax: (905) 726-7164 www.magna.com

March 29, 2012

Dear Shareholder,

I am pleased to invite you to attend Magna’s 2012 Annual Meeting of Shareholders on Thursday, May 10, 2012 at 10:00 a.m. (Toronto time) at The Westin Prince Hotel, 900 York Mills Road, Toronto, Ontario, Canada.

The business items which will be addressed at the meeting are set out in the notice of annual meeting and accompanying proxy circular. We encourage you to vote your shares in any of the ways described in the proxy circular. As in prior years, those not attending the annual meeting in person can access a live webcast through Magna’s website (www.magna.com).

2011 was the first full year following the elimination of Magna’s dual-class share structure. As hoped, Magna’s stock price reflects the benefit of an expanded Enterprise Value to EBITDA (EV/EBITDA) trading multiple relative to comparable auto suppliers. As disclosed in the proxy circular relating to the special shareholders meeting called to consider the change in share structure, before the elimination of the dual-class structure was proposed, Magna’s current and forward EV/EBITDA multiples were at or close to the lowest of eight comparable auto suppliers.  As of March 15, 2012, Magna’s current and forward EV/EBITDA multiples exceeded the multiples of all but two of those same peer companies, which we believe is attributable in large part to the elimination of the former dual-class share structure.

Throughout 2011 and into the early part of 2012, the Board adopted a number of significant changes which have enabled Magna and shareholders to realize one of the key benefits of the elimination of the dual-class structure — enhanced corporate governance. As a result of these changes, described in detail in the accompanying proxy circular, Magna’s corporate governance practices now fully align with best practices in Canada. More importantly, the Board believes that these changes have improved Board accountability and further enhanced alignment between the interests of independent directors and shareholders.

The elimination of the trading discount attaching to Magna’s shares and the enhancement of Magna’s corporate governance practices are just some of the benefits realized by shareholders following the elimination of the dual-class voting structure, a transaction supported by over 75% of Magna’s shareholders at Magna’s 2010 special meeting of shareholders. With these important benefits to Magna and its shareholders now fully realized, I will be retiring from the Board, along with two of my long-time board colleagues, Donald Resnick and Louis Lataif. Collectively, we have contributed over 44 years of dedicated service to the Board. Each of us is grateful to Magna’s shareholders for the opportunity to have served on Magna’s Board and to have been part of the significant changes that Magna has experienced, particularly in the last few years. We are proud of the Board’s accomplishments during our tenure.  As Chairman of the Board and of the Nominating Committee, I am particularly pleased to be leaving Magna in the hands of a renewed and highly skilled Board and an experienced and effective management team.

Magna is truly a unique company — a Canadian-based, leading global manufacturer with expertise in every major area of the automobile. At the heart of the company is a decentralized operating structure, entrepreneurial compensation philosophy and system of “fair enterprise” which have been instrumental to Magna’s past growth and success. While all of the members of the Board, myself included, have seen this culture flourishing and producing success in operations in Magna’s traditional markets, we have also witnessed it being planted in operations in newer markets for Magna such as China, Brazil, Russia and India. As the market for automobiles continues to grow in these regions, the Board is confident that Magna’s unique corporate culture will be an integral part of Magna’s future success.

History tells us that it is often difficult for a company to successfully transition from the brilliant, entrepreneurial founder to a traditional corporate organization which sustains those key elements of its culture and business model which made it uniquely successful. Too often, these founder-driven enterprises have been taken over or the features that made them unique have faded away as the business gravitated towards the mean. Of all the accomplishments our Board has had during the time of my service, none makes me prouder than the way in which the directors and executive management addressed this issue to preserve into our future those foundation stones that have made Magna great and which will ensure its continued growth and profitable success into the future.

We knew when we started out that taking the steps to bridge Magna to its future would not be easy, but they were possible and they were worth it. I anticipated this when I accepted the mission of leading that process of transition.  Magna is now free to focus on continuing to innovate, exceeding the expectations of our customers, meeting the very real challenges of intensifying competition and increasing shareholder value.

I am extremely proud of the decade I have served on the Board of Magna, including my tenure as Lead Director and Chair.  As I step down, I wish my Board colleagues, the management and employees of Magna, and the shareholders every continued success on the road ahead.

Sincerely,

/s/ “Mike Harris”

Michael D. Harris
Chairman